November 17, 2010

Dear Ecology Coatings Shareholders:

This letter updates my October 21, 2010 letter regarding the status of our company and the company’s need for new investment to continue operating.  Ecology Coatings’ (“EC”) situation is dire – it requires new investment immediately.  Without it, EC’s shareholders will lose their entire investment.

Here’s where we currently stand:

•	EC has exhausted all of its remaining cash.

•	EC has $3.1 million in debt.

• There are five pending lawsuits against EC for non-payment of debt.

• The $2.4 million term sheets expire November 30, 2010.

•	The $600,000 loan from Mr. Salpietra is due and payable on December 4, 2010. Without new investment, EC has no funds with which to repay the loan.

•
Mr. Salpietra informed us in writing that if his loan is not repaid by December 4, 2010, (which date was extended as long as possible) he intends to foreclose on his collateral – all of EC’s intellectual property – and to offer full satisfaction of the debt in exchange for surrender of the collateral under Michigan’s Uniform Commercial Code.

Fund Raising Activity

Over the past 18 months, we have met several times with stakeholders - Rich Stromback, PPM investors and the bridge note holders – in an effort to raise new investment funds.  We encouraged these groups to provide EC with an investment term sheet of their own, but we received none.  During this time, we also met with dozens of institutional groups.  The feedback from serious investors is consistent - they are intrigued by EC’s technology and interested in its target markets, but they view the large debt burden ($3.1M) as a significant barrier to investment.  In summary, no investors have made any offers to invest, other than the term sheet investors, discussed below.

Term Sheet Conditions

EC has one potential investment source - a group of individual investors who have agreed to invest $2.4 million if EC can meet the conditions set forth in their term sheets.  The term sheets include various conditions to their investment, most importantly the following:

(a) EC must compromise and settle its $3.1M in debt obligations to creditors by payment of not more than $750,000; and

(b) EC must reduce dilution of its outstanding common stock by acquiring 8 million shares from EC’s largest shareholders.  We have approached Rich, Doug and Deanna Stromback (“Strombacks”) to satisfy this condition.  I will explain why below.

Debt Resolution

Regarding the first condition of the proposed term sheet investors, we have made substantial progress towards reaching settlements with the bulk of our accounts payable creditors.  However, we cannot meet the investment conditions without settling with EC’s largest creditors, the Strombacks and one other key note holder.  The details are as follows:

• EC Debt to the Strombacks: The Strombacks themselves are owed a significant piece of the company’s debt, specifically $245,000 in loans from Doug and Deanna Stromback and $194,000 from Rich Stromback’s consulting contract.  To date, we do not have a commitment from the Strombacks to compromise and settle these debts.

• Key Note Holder: We have offered one key note holder the option to convert his promissory notes into equity and we have forwarded to him an agreement to do so.  To encourage the note holder to make that conversion, Mr. John Salpietra has offered to convert his $600,000 promissory note into equity if the key note holder does the same (and provided of course that all term sheet investor conditions are met and those investors proceed with their investment).  To date, we do not have a commitment from the key note holder to convert.

Share Acquisition

Regarding the second term sheet condition, the term sheet investors will not invest unless 8 million EC shares are reacquired.  Our entire management team, including EC founder Sally Ramsey, has agreed to give up shares and stock options if the Strombacks agree to our offer to acquire 8 million of their shares for their original price (approx. $0.01/share).  EC’s offer to acquire 8 million shares from the Strombacks is part of a plan to minimize dilution and increase the number of shares available to EC – to approximately 16 million. These reacquired shares will be used by EC to resolve debt, for potential future investment(s) and to support sales efforts.  We approached the Strombacks with the offer to purchase their shares for the following reasons:

• The price paid per share by the Strombacks to acquire their stock is the lowest of any Ecology shareholders, which makes the Stromback shares the most economical for EC to buy back, with the least financial impact to the shareholders themselves. EC offered the Strombacks $80,000 for 8 million of their shares.

● With EC's purchase of 8 million shares from the Strombacks, and assuming the Strombacks forgive EC's debt to them, the cost basis of their remaining shares will be much closer to the $.10/share offered by the term sheet investors.

Strombacks’ Status:  We have made multiple attempts to initiate a discussion with all of the Strombacks through emails, letters, phone calls and third parties.  To date, they have refused to meet with us to discuss a solution.  This is ironic since during his tenure as Chairman and CEO of EC, Mr. Stromback caused EC to incur $2.9 million of EC’s current $3.1 million debt burden, including EC’s debts to the note holders which bear interest at 25% per annum.  Without the Strombacks’ cooperation, EC will go out of business and all the stakeholders will lose.

The Harsh Reality

I, the current EC board and EC’s employees have tried everything possible to secure alternate means of financing while we continue to develop our coatings and cultivate interest from potential customers.  Our innovative technology has allowed EC to secure modest orders from a substantial customer - but the simple truth is our shaky financial situation prevents any customer from placing a large order with EC.

EC’s Board will try to continue to explore options to save the company, but those options are increasingly limited and will likely be exhausted on December 4th (the Salpietra secured loan due date).  Without new financial support or an ability to meet the conditions of the proposed term sheets, EC will default on the Salpietra loan, the EC Board will need to consider Mr. Salpietra’s anticipated offer to take possession of and retain the collateral in full satisfaction of the debt, EC will likely lose its intellectual property, cease operations, be unable to file SEC reports, and consequently, all shareholder stock will be delisted.  Ultimately, EC will liquidate and likely file bankruptcy.

The EC board has done everything in its power to sustain the business, but EC no longer has any financial means to carry on without outside investment help.

Please contact me or Dan Iannotti at 586-486-5308 if you have any questions,

Respectfully,

                         /s/ Robert G. Crockett
Robert G. Crockett

24663 Mound Road, Warren MI  48091
586-486-5308  Fax:  586-486-5283
www.EcologyCoatings.com